                                                Filed pursuant to Rule 424(b)(2)
                                             Registration Statement No. 33-62449



PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 1, 1995)
6,500,000 SHARES

FIRSTMISS GOLD INC.
COMMON STOCK
All of the shares of the common stock of the Company, par value $.01 per share (the "Common Stock"), being offered hereby (the "Offering") are being sold by the Company. The Common Stock is traded on The Nasdaq National Market ("Nasdaq") under the symbol "FRMG." On November 14, 1995, the last reported sale price of the Common Stock as reported by Nasdaq was $20.5625 per share. See "Price Range of Common Stock and Dividends."
                             ---------------------
SEE "RISK FACTORS" COMMENCING ON PAGE S-6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A FEDERAL OFFENSE.


-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                 PRICE TO        UNDERWRITING        PROCEEDS TO
                                  PUBLIC         DISCOUNT(1)          COMPANY(2)
-------------------------------------------------------------------------------------
Per Share..................        $19.50               $.93               $18.57
--------------------------------------------------------------------------------------
Total(3)...................     $126,750,000         $6,045,000         $120,705,000
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under applicable securities laws. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $343,750.

(3) The Company has granted the several Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to an additional 975,000 shares of Common Stock to cover over-allotments, if any. If all of such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $145,762,500, $6,951,750, and $138,810,750, respectively. See "Underwriting."
                             ---------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the delivery of shares of Common Stock will be made in New York, New York, on or about November 21, 1995.
                             ---------------------
NESBITT BURNS SECURITIES INC.

           SALOMON BROTHERS INC

                       SCOTIAMCLEOD (USA) INC.

                                   S.G.WARBURG & CO. INC.

                                             TORONTO DOMINION SECURITIES INC.
                             ---------------------
          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 15, 1995

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference therein. Except as otherwise specified, all information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option. References to the "Company" in this Prospectus Supplement and accompanying Prospectus include FirstMiss Gold Inc. and its subsidiary.

                                  THE COMPANY

     FirstMiss Gold Inc. (the "Company"), is engaged in the exploration, development, mining and processing of gold ore from the 33,000-acre "Getchell Property" located in northern Nevada. Gold mineralization on the Getchell Property is found in a series of discrete zones along the Getchell fault zone and the Turquoise Ridge fault zone. During fiscal 1995, approximately 184,298 ounces of gold were produced and sold, excluding 14,939 development ounces. As of June 30, 1995, the Company had proven and probable reserves of approximately
6.964 million tons of ore with an average grade of 0.206 ounces per ton, or approximately 1.435 million contained ounces of gold.

                              RECENT DEVELOPMENTS

     In February 1995, the Company hired Mineral Resources Development, Inc. ("MRDI") to prepare a pre-feasibility study with respect to a geologic resource along the Turquoise Ridge fault (the "MRDI Study"). Based on the MRDI Study, the Company announced on September 25, 1995, an additional probable reserve consisting of 3.712 million tons of ore with an average grade of 0.338 ounces per ton or 1.254 million contained ounces of gold.

     On October 20, 1995, the Company's former parent, First Mississippi Corporation ("First Mississippi"), distributed its 81% interest in the Company's Common Stock to First Mississippi shareholders.

                                  THE OFFERING

Common Stock offered.................   6,500,000 shares
Common Stock outstanding(1):
  Before the Offering(2).............   18,182,600 shares
  After the Offering.................   24,682,600 shares
Use of Proceeds......................   To repay $15 million of the $52.5 million in debt
                                        owed to First Mississippi, to repay amounts borrowed
                                        under the Company's existing credit facility
                                        (approximately $5.5 million), for development
                                        activities at Turquoise Ridge and for general
                                        corporate purposes. The Company may choose to use
                                        proceeds to pay down additional amounts under the
                                        First Mississippi loan.
Nasdaq Trading Symbol................   FRMG

---------------

(1) Excludes options to purchase shares of Common Stock, which as of June 30, 1995 consisted of 251,949 shares of Common Stock underlying stock options and 69,500 shares of Common Stock underlying debenture options.

(2) As of October 31, 1995.

                                  RISK FACTORS

     For information concerning certain factors that should be considered by prospective investors, see "Risk Factors," commencing on page S-6.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)

                                              THREE MONTHS
                                                  ENDED
                                              SEPTEMBER 30               YEARS ENDED JUNE 30
                                            -----------------     --------------------------------
                                             1995      1994         1995         1994       1993
                                            -------   -------     --------     --------   --------
STATEMENT OF OPERATIONS DATA:
Net sales.................................. $17,605   $21,509     $ 71,485     $ 95,150   $ 78,773
Gross profit...............................     666     3,616        1,710       13,019      3,519
Exploration expenses.......................     366     1,712        3,776        4,049      2,803
Abandonment and impairment of mineral
  properties...............................      --        --       11,531           --        256
Earnings (loss) from operations............    (778)    1,246      (16,256)       7,225     (1,561)
Net earnings (loss)........................  (1,234)      507      (18,357)       5,649     (2,469)
Net earnings (loss) per common share....... $ (0.07)  $  0.03     $  (1.01)    $   0.31   $  (0.14)
OPERATING DATA:
Ounces of gold sold........................  43,845    55,724(1)   184,298(2)   243,826    210,644
Average Realized Price per Ounce........... $   402   $   386     $    388     $    390   $    374
Average Market Price per Ounce............. $   383   $   386     $    385     $    379   $    346
Ounces of Gold Produced:
  Mill.....................................  42,262    50,402(1)   166,937(2)   215,363    186,799
  Heap Leach...............................   1,583     5,322       17,361       28,463     23,666
Cash Costs per Ounce:
  Mill..................................... $   348   $   275     $    327     $    290   $    290
  Heap Leach............................... $   137   $   241     $    318     $    183   $    202
  Combined................................. $   341   $   272     $    326     $    278   $    280
Total Cost per Ounce:
  Mill..................................... $   395   $   328     $    384     $    356   $    374
  Heap Leach............................... $   149   $   254     $    330     $    194   $    228
  Combined................................. $   386   $   321     $    378     $    337   $    358

                                                                         SEPTEMBER 30, 1995
                                                                    ----------------------------
                                                                    ACTUAL        AS ADJUSTED(3)
                                                                    -------       --------------
BALANCE SHEET DATA:
Working capital...................................................  $ 8,877          $108,602
Property, plant and equipment, net................................   69,179            69,179
Total assets......................................................   87,704           182,220
Notes payable to First Mississippi................................   46,750            23,500
Stockholders' equity..............................................   30,509           150,870

---------------

(1) Excludes 1,120 development ounces from the Getchell Main Underground Mine.

(2) Excludes 14,939 development ounces from the Getchell Main Underground Mine.

(3) After giving effect to the spin-off by First Mississippi, the Offering (at an offering price of $19.50 per share) and the application of the net proceeds therefrom. See "Use of Proceeds."

                     PROVEN AND PROBABLE MINEABLE RESERVES

     The following table sets forth the proven and probable mineable gold ore reserves located on the Getchell Property as of June 30, 1995 as supplemented by the reserves announced by the Company on September 25, 1995 with respect to Turquoise Ridge. Sulfide reserves assume a 0.200 ounce per ton cutoff for underground reserves (0.250 ounce per ton cutoff for the reserves announced with respect to Turquoise Ridge). Oxide reserves are based on a 0.010 cyanide soluble cutoff grade.

     Proven and probable mineable ore reserves are estimates of quantities and grades of ore which can be economically recovered based on assumptions of a $400 per ounce future gold price. These reserves have been prepared by the Company and have been confirmed with respect to the Company's reserves as of June 30, 1995 by Mine Development Associates and with respect to the Company's reserves at Turquoise Ridge announced on September 25, 1995, by MRDI, each of which is an independent mining consulting firm.

                                                                                       CONTAINED
                                                              ORE TONS      GRADE     GOLD OUNCES
                                                              ---------     -----     -----------
                                                                      (WEIGHTED AVERAGE)
Sulfide.....................................................  5,274,000     0.263      1,388,300
Oxide.......................................................  1,689,600     0.028         46,600
                                                              ---------     -----      ---------
          Total Reserves(1).................................  6,963,600     0.206      1,434,900
                                                              =========     =====      =========
Turquoise Ridge(2)..........................................  3,712,000     0.338      1,254,000
                                                              =========     =====      =========

---------------

(1) As of June 30, 1995. Total Reserves do not include reserves at Turquoise Ridge.

(2) As of September 25, 1995. All Turquoise Ridge reserves are sulfide.

                                  RISK FACTORS

     Purchasers of the Common Stock being offered hereby should carefully read this entire Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein. Ownership of shares of the Common Stock involves certain risks. In determining whether to purchase shares of Common Stock, prospective investors should consider carefully the following factors in addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein.

GOLD PRICE VOLATILITY

     The Company's profitability is significantly affected by changes in the market price of gold. Gold prices fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold, and production and cost levels in major gold-producing regions such as South Africa and the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates, and global or regional political and economic situations. The current demand for, and supply of, gold affect gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production.

     The volatility of gold prices is illustrated in the following table of the annual high, low and average London P.M. Fix:

                                                                      PRICE PER OUNCE
                                                                ---------------------------
   CALENDAR YEAR                                                HIGH        LOW     AVERAGE
   -------------                                                -----      -----    -------
       1984...................................................   $406       $308     $ 360
       1985...................................................    341        294       317
       1986...................................................    438        326       368
       1987...................................................    500        390       446
       1988...................................................    495        395       437
       1989...................................................    416        356       381
       1990...................................................    474        346       383
       1991...................................................    403        344       362
       1992...................................................    374        330       344
       1993...................................................    406        326       360
       1994...................................................    396        370       384
       1995 (through November 15, 1995).......................    396        372       384

     The London P.M. Fix on November 15, 1995, was $385.30 per ounce.

LOSSES

     The Company reported a net loss of $1.2 million for the quarter ended September 30, 1995. The Company also reported a net loss of $18.4 million for the fiscal year ended June 30, 1995. The Company expects to continue to experience losses until its low grade stockpiled ore is replaced by higher grade ore from new sources, which new sources could include sources presently being explored or developed by the Company. There can be no assurance that any such replacement higher grade ore will be obtained by the Company.

RESERVES

     The ore reserves presented in this Prospectus Supplement are, in large part, estimates made by the Company and confirmed by independent mining consultants. No assurance can be given that the indicated level of recovery of gold will be realized or that the assumed gold price of $400 per ounce will be obtained. Reserve estimates may require revision based on actual production experience. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

     Declines in the market price of gold may also render ore reserves containing relatively lower grades of gold mineralization uneconomic to exploit unless the utilization of forward sales contracts or other hedging techniques is sufficient to offset the effects of a drop in the market price of the gold expected to be mined from such reserves. If the Company's realized price per ounce of gold, including hedging benefits, were to decline substantially below the levels set for calculation of reserves for an extended period, there could be material delays in the development of new projects, increased net losses, reduced cash flow, reductions in reserves and asset impairments.

CERTAIN TURQUOISE RIDGE PROJECT RISKS

     The Turquoise Ridge Project involves numerous risks. These include the following:

     There can be no assurance that the probable reserves set forth in the MRDI Study will actually be able to be mined and milled on an economical basis, if at all. The MRDI Study is based upon many assumptions, any, some or all of which may not prove to be accurate. The failure of any such assumptions to prove accurate may alter the conclusions of the MRDI Study and may have a material adverse effect on the Company.

     The Turquoise Ridge project is at the pre-feasibility study level of project development. The expenditure required to advance the project to the point of a production test is large, particularly since the Company has decided to proceed with shaft systems capable of being used in full-scale production to save time and money, should trial mining be confirmed as viable. Thus, to a large extent, expenditures which would usually be supported by a feasibility study will depend on the data in-hand and assumptions made in the MRDI Study with an attendant higher level of uncertainty.

    RESERVES

     The resource and reserve estimates were prepared using geological and engineering judgment based on available data. In the absence of underground development, such estimates must be regarded as imprecise and some of the assumptions made may later prove to be incorrect or unreliable.

     The grade distribution at Turquoise Ridge is fairly narrow, with most stoping blocks having grades between 0.2 to 0.4 ounces per ton. This means that small changes in cutoff grade can cause large shifts in the reserves. If dilution and/or mining costs related to bad ground are higher than expected, the reserves could be substantially reduced, resulting in a shortening of mine life and a reduced or negative cash flow.

    MINING

     Dilution. The tonnage and grade of the mill feed material was estimated by applying dilution factors to certain resource data. The dilution agents are backfill, waste from the back of overcut crosscuts and drifts, and from the walls. In the case of the latter two, MRDI assumed that there would be an average of one foot of back and wall dilution. If this dilution increases, there will be corresponding negative effects on the tonnage and grade to mill. This risk is related to the irregular configuration of the ore body which, even with the tight cut-and-fill stoping method used, could make achievement of a dilution thickness of one foot impossible to achieve in practice.

     No. 1 Shaft Completion. MRDI believes a two-year assumed construction period for No. 1 Shaft, which will become the main production shaft, is an aggressive schedule. Delay in construction would necessitate removing ore through the No. 2 Shaft, which is basically designed for waste and the limited ore from early production. Additionally, the availability of the final ventilation circuit required for mining depends upon the completion of No. 1 Shaft.

     Mining Cost. As part of the project risk assessment, sensitivities were run on various mining costs. Due to uncertainties about actual ground conditions and productivities, these costs are only predictable within a broad range and the predictions may not be valid. Therefore, actual mining costs may have a material adverse effect on the viability of the Turquoise Ridge project and on the Company.

    HYDROLOGY

     Drainage of the ore body and country rocks will be critical to the achievement of the mining efficiencies and costs estimated for the study. If the deposit is not drained and water remains in this clay-rich environment, mining conditions could worsen, and support costs will increase. If, due to the presence of fine clays, the deposit drains slowly, the start of production may be delayed, and the build-up to full production may be of longer duration. Additionally, depending upon the quantity and quality of water encountered, the water treatment/disposal options presently available to the Company may be insufficient to meet estimated amounts needed to treat water pumped from Turquoise Ridge during de-watering.

    GEOTECHNICAL CONSIDERATIONS

     The Turquoise Ridge ore zones contain areas of poor ground conditions due to a high percentage of the ground being comprised of low rock mass rating rock and clay. As a result, additional ground support may be required.

PROJECT DEVELOPMENT RISKS

     The Company from time to time engages in the development of new ore bodies. The Company's ability to sustain or increase its present level of gold production is dependent in part on the successful development of such new ore bodies and/or expansion of existing mining operations. The economic feasibility of any such development project, and all such projects collectively, is based upon, among other things, estimates of reserves, metallurgic recoveries, capital and operating costs of such projects and future gold prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary permits and receipt of adequate financing.

     Development projects have no operating history upon which to base estimates of future cash operating costs and capital requirements. In particular, estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from drill holes and other sampling techniques and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns initially estimated.

DEPENDENCE ON A SINGLE MINE

     All of the Company's revenues are currently derived from its mining and milling operations at the Getchell Property. If the operations at the Getchell Main Underground Mine or at any of the Company's processing facilities were to be reduced, interrupted or curtailed, the Company's ability to generate revenues and profits in the future would be materially adversely affected.

EXPLORATION

     Mineral exploration, particularly for gold, is highly speculative in nature, involves many risks and frequently is unsuccessful. The Company is seeking to expand its reserves only through exploration and development at the Getchell Property. There can be no assurance that the Company's exploration efforts will result in the discovery of gold mineralization or that any mineralization discovered will result in an increase of the Company's reserves. If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that the Company's exploration programs will result in the replacement of current production with new reserves or that the Company's development program will be able to extend the life of the Company's existing mines.

UNCERTAINTY OF FUTURE FINANCING

     The Company has historically been largely dependent upon First Mississippi for the continued financing of its operations. The Company's operating cash flow is not anticipated to be sufficient to meet the Company's capital requirements. In order to undertake planned development activities, the Company will need additional financing. There can be no assurance that the Company's cash flow and available financing will be sufficient to cover the Company's capital requirements, including the estimated $85 million needed to bring the initial phase of the Turquoise Ridge underground mine into commercial production of 2,000 tons of ore per day.

HEDGING ACTIVITIES

     The Company currently uses spot deferred contracts in its hedging program to protect earnings and cash flows from the impact of gold price fluctuations. These transactions have been designated as hedges of the price of future production and are accounted for as such. Spot deferred contracts are agreements between a seller and a counterparty whereby the seller commits to deliver a set quantity of gold, at an established date in the future and at agreed to prices. The established price is equal to the spot price for gold plus "contango." Contango is equal to the difference between the prevailing market rate for dollar deposits less the gold lease rate, for comparable periods, and represents compensation to the seller for holding gold until a future date. Contango rates ranged from approximately 4 1/2% to 6 1/2% during fiscal 1995.

     At the scheduled future delivery date, the seller may, at the option of the counterparty, deliver into the contract or defer the delivery to a future date. This option allows the seller to maximize the price realized by selling at the spot market price if such price at that time were to be higher than the forward contract price. Each time a seller defers delivery, the forward sales price is increased by the then prevailing contango for the next period. Generally, the counterparty will allow the seller to continue to defer contract deliveries providing that there is sufficient scheduled production from proven and probable reserves to fulfill the commitment. During fiscal 1995 and 1994, the Company deferred delivery on contracts representing 70,100 and 244,000 ounces, respectively.

     At September 30, 1995, the Company had spot deferred contracts on 127,100 gold ounces which are scheduled to be delivered through May 1996 at prices ranging from $391 to $421 per gold ounce. The Company intends to continue to defer delivery into future periods when the spot market price is higher than the spot deferred contract price. Based on the market price of gold at September 30, 1995, the unrealized gain on the contracts was approximately $1.7 million. The Company's accounting treatment for spot deferred contracts is outlined in Notes 1 and 6 to the Consolidated Financial Statements to the Company's Form 10-K for the fiscal year ended June 30, 1995.

     Risk of loss with these spot deferred contracts arises from the possible inability of a counterparty to honor contracts and from changes in the Company's anticipated production of gold. However, nonperformance by any party to the financial instruments is not anticipated.

     The Company is required by the counterparty to maintain a $12 million margin account which is guaranteed by First Mississippi. Should the cumulative liquidation cost of the Company's spot deferred positions exceed the cumulative value of such positions by an amount in excess of the margin account, the

Company could be subject to a margin call. The liquidation cost is what the Company would have to pay on the liquidation date to purchase fixed forward delivery contracts to meet its spot deferred deliveries. The cost of fixed forward delivery contracts is based upon the spot price on the liquidation date plus contango through the deliver date.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the services of certain key officers and employees, including its Chief Executive Officer, its Chief Financial Officer and its Chief Operating Officer. Competition in the mining industry for qualified individuals is intense, and the loss of any of these key officers or employees if not replaced could have a material adverse effect on the Company's business and its operations. The Company currently does not have key person insurance. The Company has entered into Termination Agreements with its Chief Executive Officer, Chief Financial Officer and Chief Operating Officer which provide for certain payments upon termination or resignation resulting from a change of control (as defined in such agreements).

REGULATION OF MINING ACTIVITY

     The mining operations of the Company are subject to inspection and regulation by the Mine Safety and Health Administration of the Department of Labor ("MSHA") under provisions of the Federal Mine Safety and Health Act of 1977. The Occupation and Safety Health Administration ("OSHA") also has jurisdiction over safety and health standards not covered by MSHA.

     All of the Company's exploration, development and production activities are subject to regulation under one or more of the various environmental laws. These laws address emissions to the air, discharges to water, management of wastes, management of hazardous substances, protection of natural resources, protection of antiquities and reclamation of lands which are disturbed. Many of the regulations also require permits to be obtained for the Company's activities; these permits normally are subject to public review processes resulting in public approval of the activity. It is possible that future changes in these laws or regulations could have a significant impact on some portion of the Company's business, causing those activities to be economically reevaluated at that time.

     During the past three years, the United States Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Law"), which governs mining claims and related activities on federal lands. In 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. In October 1994, a one-year moratorium on processing of new patent applications was approved. In addition, a variety of legislation is now pending before the United States Congress to amend further the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, impose royalties, and enact new reclamation, environmental controls and restoration requirements. The royalty proposals range from a 2% royalty on "net profits" from mining claims to an 8% royalty on modified gross income/net smelter returns. The extent of any such changes is not presently known and the potential impact on the Company as a result of future congressional action is difficult to predict. Although a majority of the Company's existing mining operations occur on private or patented property, the proposed changes to the General Mining Law could adversely affect the Company's ability to economically develop mineral resources on federal lands.

ENVIRONMENTAL REGULATIONS

     Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of a property. Insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available at a reasonable price to the Company or to other companies within the industry. To the extent the Company is subject to environmental liabilities, the payment of such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company.

     In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with standards, laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implementing by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the development of a project or the operation or further development of a mine. Laws and regulations involving the protection and remediation of the environment are constantly changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations.

     Pending bills which affect environmental laws applicable to mining include versions which may substantially alter the Clean Water Act, Safe Drinking Water Act, Endangered Species Act and a bill which will introduce additional protection of wetlands (Wetlands Protection and Management Act). Adverse developments and operating requirements in these acts could impair the ability of the Company as well as others to develop mineral resources. Revisions to current versions of these bills could occur prior to passage.

     The Environmental Protection Agency ("EPA") continues the development of a solid waste regulatory program specific to mining operations under the Resource Conservation and Recovery Act ("RCRA"). Of particular concern to the mining industry is a proposal by the EPA titled "Recommendation for a Regulatory Program for Mining Waste and Materials Under Subtitle D of the Resource Conservation and Recovery Act" ("Strawman II") which, if implemented, would create a system of comprehensive federal regulation of the entire mine site. Many of these requirements would be duplicative of existing state regulations. Strawman II as currently proposed would regulate not only mine and mill wastes but also numerous production facilities and processes which could limit internal flexibility in operating a mine. To implement Strawman II as proposed, the EPA must seek additional statutory authority, which is expected to be requested in connection with Congress' reauthorization of RCRA.

     The Company is also subject to regulations under (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA" or "Superfund") which regulates and establishes liability for the release of hazardous substances and (ii) the Endangered Species Act ("ESA") which identifies endangered species of plants and animals and regulates activities to protect these species and their habitats. Revisions to CERCLA and ESA are being considered by Congress; the impact on the Company of these revisions is not clear at this time.

     Environmental laws and regulations may also have an indirect impact on the Company, such as increased cost for electricity due to acid rain provisions of the Clean Air Act Amendments of 1990. Charges by refiners to which the Company sells its metallic concentrates and products have substantially increased over the past several years because of requirements that refiners meet revised environmental quality standards. The Company has no control over the refiners' operations or their compliance with environmental laws and regulations. If the refining capacity of the United States is significantly further reduced because of environmental requirements, it is possible that the Company's operations could be adversely affected.

MINING RISKS AND INSURANCE

     The gold ore located on the Getchell Property and the existing tailings ponds and waste dumps located on the Getchell Property contain relatively high levels of arsenic, and the milling of such ore involves the use of other toxic substances, including sodium cyanide, sodium hydroxide, sulfuric acid and nitric acid. In addition, the business of gold mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, the encounter of unusual or unexpected geological conditions, slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against risks that are typical in the gold mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain unforeseen circumstances. However, insurance against certain risks

(including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies within the industry.

TITLE TO PROPERTIES

     Certain of the Company's mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests that are generally considered to be subject to greater title risk than other real property interests. The greater title risk results from unpatented mining claims being dependent on strict compliance with a complex body of federal and state statutory and decisional law, much of which compliance involves physical activities on the land, and from the lack of public records which definitively control the issues of validity and ownership.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby will be approximately $120.7 million (or approximately $138.8 million if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use the net proceeds to repay $15 million of the $52.5 million in debt owed to First Mississippi, to repay amounts borrowed under the Company's existing credit facility with The Toronto-Dominion Bank of approximately $5.5 million, for development activities at Turquoise Ridge and for general corporate purposes. The Company may use $500,000 of the net proceeds to pay fees related to The Toronto-Dominion Bank loan and may choose to use proceeds to pay down additional amounts under the First Mississippi loan. The interest rate on the First Mississippi loan is based on the LIBOR rate plus a variable rate and was 6.875% at November 7, 1995. The interest rate on The Toronto-Dominion Bank loan is based on the LIBOR rate plus 3% and was 8.875% at November 7, 1995. The maturity dates for the First Mississippi loan and The Toronto-Dominion Bank loan are September 22, 2000 and October 31, 1996, respectively. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company and its subsidiary at September 30, 1995, and as adjusted to give effect to the issuance of the shares of the Common Stock being offered hereby at a price of $19.50 (assuming no exercise of the Underwriters' over-allotment option) and the application of the estimated net proceeds therefrom, and the spin-off by First Mississippi. See "Use of Proceeds." The information in the table below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus Supplement or in the accompanying Prospectus or incorporated by reference therein.

                                                                     SEPTEMBER 30, 1995
                                                                ----------------------------
                                                                ACTUAL        AS ADJUSTED(1)
                                                                -------       --------------
                                                                   (DOLLARS IN THOUSANDS)
Cash and cash equivalents.....................................  $    --          $ 99,361(2)
Debt:
  Current portion.............................................       --                --
  Note payable to First Mississippi...........................   46,750            23,500
                                                                -------          --------
          Total debt..........................................   46,750            23,500(3)
                                                                -------          --------
Stockholders' equity
  Common stock, $.01 par value................................      182               247
  Contributed and paid-in capital.............................   34,285           154,581
  Accumulated deficit.........................................   (3,916)           (3,916)
  Unearned compensation.......................................      (42)              (42)
                                                                -------          --------
          Total stockholders' equity..........................   30,509           150,870
                                                                -------          --------
          Total capitalization................................  $77,259          $174,370
                                                                =======          ========

---------------

(1) Assumes 6,500,000 shares issued at $19.50, less underwriting discount.

(2) The increase in cash and cash equivalents resulting from the offering is attributable to net proceeds of $120.7 million less $15 million required to repay outstanding indebtedness to First Mississippi and $6 million (including $500,000 in fees) to repay amounts due under The
    Toronto-Dominion Bank loan agreement.

(3) Assumes repayment of $15 million of the note payable to First Mississippi, a $14 million credit against the First Mississippi loan as a result of the settlement of the Tax Sharing Agreement with First Mississippi, the reclassification of $2.9 million of accounts payable to First Mississippi from current liabilities to long-term debt and the increase of $2.8 million of long-term debt payable to First Mississippi incurred subsequent to September 30, 1995.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on The Nasdaq National Market and is traded under the symbol "FRMG." The following table sets forth for the periods indicated, the high and low recorded prices of the Company's Common Stock. On November 14, 1995, the last reported sale price of the Common Stock on Nasdaq was $20.5625 per share.

      FISCAL 1994                                                       HIGH         LOW
      -----------                                                      ------       ------
    First Quarter....................................................  $ 8.00       $ 5.13
    Second Quarter...................................................  $ 8.00       $ 5.13
    Third Quarter....................................................  $ 8.63       $ 5.94
    Fourth Quarter...................................................  $ 7.88       $ 6.25

      FISCAL 1995
      -----------
    First Quarter....................................................  $ 8.75       $ 6.25
    Second Quarter...................................................  $10.50       $ 8.00
    Third Quarter....................................................  $10.13       $ 7.75
    Fourth Quarter...................................................  $21.00       $ 9.75

      FISCAL 1996
      -----------
    First Quarter....................................................  $25.00       $19.50
    Second Quarter...................................................  $22.50       $17.63
      (through November 14, 1995)

     No dividends have been declared since the Company's initial public offering in May 1988, and dividends are not anticipated for the near future. The Company intends to retain earnings to support current operations, to fund exploration and development projects and to repay debt. The First Mississippi loan and The Toronto-Dominion Bank loan prohibit the payment of dividends.

                     SELECTED FINANCIAL AND OPERATING DATA

     The Selected Consolidated Financial Data as of June 30, 1995 and 1994 and for the three years ended June 30, 1995 have been derived from the Company's Consolidated Financial Statements, which statements have been audited by KPMG Peat Marwick LLP, independent public accountants. The Selected Financial Data for the three months ended September 30, 1995 and 1994, have been derived from the Company's unaudited financial statements which, in the opinion of management, include all adjustments necessary to make such financial statements not misleading. The Selected Financial and Operating Data below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein or in the accompanying Prospectus or incorporated by reference herein or therein.

                                             THREE MONTHS ENDED
                                                SEPTEMBER 30             YEARS ENDED JUNE 30
                                             -------------------    ------------------------------
                                              1995        1994        1995       1994       1993
                                             -------    --------    --------    -------    -------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                              AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net sales................................... $17,605    $ 21,509    $ 71,485    $95,150    $78,773
Cost of sales...............................  16,939      17,893      69,775     82,131     75,254
                                             -------     -------     -------    -------    -------
          Gross profit......................     666       3,616       1,710     13,019      3,519
Exploration expenses........................     366       1,712       3,776      4,049      2,803
Abandonment and impairment of mineral
  properties................................      --          --      11,531         --        256
Selling, general and administrative
  expenses..................................   1,078         658       2,659      1,745      2,021
                                             -------     -------     -------    -------    -------
Earnings (loss) from operations.............    (778)      1,246     (16,256)     7,225     (1,561)
Interest expense, net.......................    (961)       (416)     (1,805)    (1,776)    (1,705)
Other income................................      80          52         132        150        180
                                             -------     -------     -------    -------    -------
          Earnings (loss) before income
            taxes...........................  (1,659)        882     (17,929)     5,599     (3,086)
Income tax expense (benefit)................    (425)        375         428      1,300       (617)
                                             -------     -------     -------    -------    -------
Earnings (loss) before cumulative effect of
  change in accounting principle............  (1,234)        507     (18,357)     4,299     (2,469)
Cumulative effect of change in accounting
  principle.................................      --          --          --      1,350         --
                                             -------     -------     -------    -------    -------
          Net earnings (loss)............... $(1,234)   $    507    $(18,357)   $ 5,649    $(2,469)
                                             =======     =======     =======    =======    =======
Earnings (loss) per common share before
  cumulative effect of accounting change.... $ (0.07)   $   0.03    $  (1.01)   $  0.24    $ (0.14)
Cumulative effect of accounting change...... $    --    $     --    $     --    $  0.07    $    --
                                             -------     -------     -------    -------    -------
          Net earnings (loss) per common
            share........................... $ (0.07)   $   0.03    $  (1.01)   $  0.31    $ (0.14)
                                             =======     =======     =======    =======    =======
OPERATING DATA (FOR PERIOD):
Ounces of gold sold.........................  43,845      55,724**   184,298*   243,826    210,644
Average Realized Price per Ounce............ $   402    $    386    $    388    $   390    $   374
Average Market Price per Ounce.............. $   383    $    386    $    385    $   379    $   346
Ounces of Gold Produced:
  Mill......................................  42,262      50,402**   166,937*   215,363    186,799
  Heap Leach................................   1,583       5,322      17,361     28,463     23,666
Cash Costs per Ounce:
  Mill...................................... $   348    $    275    $    327    $   290    $   290
  Heap Leach................................ $   137    $    241    $    318    $   183    $   202
  Combined.................................. $   341    $    272    $    326    $   278    $   280
Total Cost per Ounce:
  Mill...................................... $   395    $    328    $    384    $   356    $   374
  Heap Leach................................ $   149    $    254    $    330    $   194    $   228
  Combined.................................. $   386    $    321    $    378    $   337    $   358
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital............................. $ 8,877    $ 11,782    $  5,722    $12,981
Net property, plant and equipment...........  69,179      66,465      67,689     66,798
Total assets................................  87,704      89,250      85,120     88,747
Notes payable to First Mississippi..........  46,750      28,192      40,900     29,339
Stockholders' equity........................  30,509      50,227      31,744     49,719

---------------

 * Excludes 14,939 development ounces from the Getchell Main Underground Mine.

** Excludes 1,120 development ounces from the Getchell Main Underground Mine.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     In February 1995 the Company hired MRDI to prepare the MRDI Study. In September 1995, MRDI issued an executive summary of the MRDI Study that concludes that the Turquoise Ridge area contains probable reserves of 1.254 million contained ounces of gold.

     On October 20, 1995, the Company's former parent, First Mississippi, distributed its 81% interest in the Company to First Mississippi shareholders. In connection with this spin-off, the Company entered into several agreements with First Mississippi including a loan agreement covering the Company's $52.5 million of outstanding borrowings from First Mississippi at October 20, 1995, an agreement to undertake a public offering of the Company's Common Stock with gross proceeds of at least $50 million prior to April 28, 1996, and an agreement to settle certain tax sharing arrangements. The Company also entered into a $20 million credit facility with The Toronto-Dominion Bank. See "Liquidity and Capital Resources."

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 1995 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1994

  Overview

     The Company incurred a loss of $1.2 million ($0.07 per share) for the three months ended September 30, 1995 compared to earnings of $0.5 million ($0.03 per share) for the three months ended September 30, 1994. Lower sales revenues, which resulted from reduced grades at the mill and lower output from the heap leach operation, were primarily responsible for the lower earnings.

     The following table highlights certain sales and production information:

                                                                        THREE MONTHS ENDED
                                                                           SEPTEMBER 30
                                                                        -------------------
                                                                         1995        1994
                                                                        -------     -------
    Ounces sold.......................................................  43,845      55,724 *
    Average Realized Price per Ounce..................................  $  402      $  386
    Average Market Price per Ounce....................................  $  383      $  386
    Ounces Produced:
         Mill.........................................................  42,262      50,402 *
         Heap Leach...................................................   1,583       5,322
    Cash Cost per Ounce:
         Mill.........................................................  $  348      $  275
         Heap Leach...................................................  $  137      $  241
         Combined.....................................................  $  341      $  272
    Total Cost per Ounce:
         Mill.........................................................  $  395      $  328
         Heap Leach...................................................  $  149      $  254
         Combined.....................................................  $  386      $  321

---------------

* Excludes 1,120 development ounces from the Getchell Main Underground Mine.

  Net Sales

     Net sales of $17.6 million for the three months ended September 30, 1995 (which includes $0.8 million of hedging gains), decreased from $21.5 million for the three months ended September 30, 1994 as sales volume fell to 43,845 ounces from 55,724 ounces. Mill feed grades for the three months ended September 30, 1995 dropped to 0.165 ounces per ton from 0.214 ounces per ton in the same period in the prior year, primarily due to increased milling of lower grade stockpile ores to replace Main Pit ores. Underground ore grades were lower than expected due to mining in lower grade stope areas while the higher grade stopes await backfill to continue mining. The production backfill shortfalls are due primarily to a backfill plant which does not provide the needed flexibility to mine sequentially and efficiently in higher grade stope production areas. A new 2,000 ton per day backfill plant is under construction and is expected to be operational in the first quarter of calendar year 1996. Realized gold prices which averaged $402 per ounce (which included $18 per ounce of hedging gains) were significantly higher than the $386 per ounce realized in the same period in the prior year. There were no material hedging gains or losses in the three months ended September 30, 1994.

     Heap leach gold output was significantly lower during the three months ended September 30, 1995 at 1,583 ounces compared to 5,322 ounces in the three months ended September 30, 1994. No ore has been added to the leach pads since June 1995 when the Turquoise Ridge Oxide Pit came to the end of its scheduled productive life. Leaching of existing pads will continue as long as residual gold can be economically extracted. Leach pad gold output will be substantially lower than in the past and will likely decrease over time.

     As of September 30, 1995, 127,100 ounces of gold had been sold for delivery over the next eight months using spot deferred contracts at prices ranging between $391 and $421 per ounce.

  Cost of Sales

     Total cost of sales for the three months ended September 30, 1995 were $16.9 million, down $1.0 million from the same period in the prior year, primarily due to lower costs at the heap leach operation following cessation of oxide mining. Depreciation expense for the mill decreased in the three months ended September 30, 1995 by $0.7 million due to an increase in millable reserves at Turquoise Ridge based on the MRDI Study. This decrease was off-set by higher operating costs. As a result, cost of sales at the mill was unchanged from the same period in the prior year. Significantly lower gold output due to lower grade ore during the three months ended September 30, 1995 yielded a cash cost of $341 per ounce, versus $272 per ounce for the same period last year, but cash cost per ton milled was essentially unchanged. Mill output averaged 3,194 tons per day for the quarter, up from 3,076 tons per day in the three months ended September 30, 1994.

  Exploration Expenses

     Exploration expenses in the three months ended September 30, 1995 of $0.4 million were down from $1.7 million in the three months ended September 30, 1994. Commencing October 1, 1994, the Company determined that Turquoise Ridge was a development project rather than an exploration site and capitalized subsequent expenditures at Turquoise Ridge, including $0.6 million of drilling costs in the quarter ended September 30, 1995. The remainder of the decrease in exploration expenses was due to the Company's decision temporarily to scale back drilling activity pending review of exploration targets.

  Selling, General and Administrative Expenses

     Selling, General & Administrative expenses during the three months ended September 30, 1995 were up $0.4 million from the same period in the prior year due to corporate office relocation costs, increased personnel, and legal and accounting costs related to the spin-off and financing activities.

  Interest Expense, Net

     Interest expense was up $0.5 million in the three months ended September 30, 1995 from the same period of the prior year due to increases in the principal balances on the First Mississippi note needed to cover shortfalls in operating cash flow and capital spending. See "Liquidity and Capital Resources."

YEARS ENDED JUNE 30, 1995, 1994 AND 1993

  Overview

     Results for the fiscal year ended June 30, 1995, were a net loss of $18.4 million ($1.01 per share) compared to earnings of $5.6 million ($0.31 cents per share) and a loss of $2.5 million ($0.14 per share) in fiscal 1994 and 1993, respectively. Included in the results in fiscal 1995 are non-cash impairment and abandonment charges of $11.5 million. Lower mill throughput and reduced grades at both the heap leach facility and the mill also contributed to the fiscal 1995 loss. In fiscal 1994, earnings were up sharply from fiscal

1993 due to higher revenues and lower unit costs, which resulted from the high grade North Pit ore milled during the year. A one-time $1.4 million benefit from a required change in income tax accounting also contributed to fiscal 1994 earnings.

  Sales

     Sales in fiscal 1995 fell to $71.5 million from $95.2 million in the prior fiscal year due to lower volume and lower ore grades in both the oxide and sulfide operations. Oxide ore grades dropped as the Turquoise Ridge Oxide Pit came to the end of its scheduled productive life in the fourth quarter. Mill feed grades were lower due to increased milling of lower grade stockpile ores.

     Realized gold prices of $388 per ounce in fiscal 1995 were basically unchanged from $390 in fiscal 1994 and compared to $374 per ounce in fiscal 1993. The Company's hedging program contributed $3 per ounce to the realized price in fiscal 1995, $11 per ounce in fiscal 1994 and $28 per ounce in fiscal 1993. Fiscal 1994 sales of $95.2 million were up substantially from $78.8 million in fiscal 1993 due primarily to high grade North Pit ore body mined and milled in fiscal 1994. Mill feed grades averaged 0.175, 0.203 and 0.169 ounces per ton in fiscal 1995, fiscal 1994 and fiscal 1993, respectively.

     During fiscal 1995, hedges for 169,900 ounces were closed against spot deferred contracts at an average price of $392 per ounce, contributing $0.6 million to revenues as compared to 3,000 ounces delivered against spot deferred contracts at $375 per ounce in fiscal 1994. Sales in fiscal 1994 and fiscal 1993 reflected gold loan payments of 20,625 and 28,125 ounces, respectively, at $475 per ounce. In addition, in fiscal 1994 and fiscal 1993, the Company exercised hedges for the sale of 47,000 and 40,000 ounces of gold, respectively, at $400 per ounce under terms of a gold loan related hedging program.

  Costs of Sales

     Total cost of sales in fiscal 1995 was down $12.4 million (15%) from fiscal 1994, largely due to lower depreciation and mining costs associated with the lower grade stockpile ores milled during the year. Although total cost of sales was down, total cost per ounce increased from $337 per ounce in fiscal 1994 to $379 per ounce in fiscal 1995 due to lower mill throughput and reduced grades at both the heap leach facility and the mill. Cash costs per ounce were $326 in fiscal 1995 compared to $278 in fiscal 1994 due to lower production levels in fiscal 1995. Total costs of sales in fiscal 1994 were up $6.9 million (9%) from fiscal 1993, principally due to the costs associated with a 16% increase in annual production. Total cost per ounce was lower in fiscal 1994 than in fiscal 1993 due to the sharp increase in unit production in fiscal 1994.

  Exploration

     Exploration expenses in fiscal 1995 of $3.8 million were down from $4.0 million in fiscal 1994 and compared to $2.8 million in fiscal 1993. However, total exploration and development expenditures, including drill costs capitalized at Turquoise Ridge after September 1994, were up sharply to $10.7 million in fiscal 1995 from $5.7 million in fiscal 1994 and $3.7 million in fiscal 1993. The significant increase is largely a reflection of the increased scope of activity at Turquoise Ridge as well as drilling on various other exploration targets on the Getchell Property.

  Abandonments and Impairments

     Abandonments and impairments in fiscal 1995, which totalled $11.5 million, included a $2.4 million non-cash write-off of an inactive silver exploration property in New Mexico and a $9.1 million non-cash write-down of assets associated with the Main Pit. The silver property write-off was in response to the continued low price of silver, unsuccessful attempts in the fourth quarter to find a buyer for the property and commitment of exploration and development to Turquoise Ridge. Capitalized pit development costs and deferred stripping costs were written off as a result of the early shut-down of the Main Pit due to a geotechnical monitoring program indicating that continued mining would likely destabilize the pit wall, lower grade ore and higher costs than anticipated.

  Selling, General and Administrative

     Selling, General and Administrative costs were $2.7 million in fiscal 1995, up from $1.7 million in fiscal 1994 and $2.0 million in fiscal 1993. The increase in fiscal 1995 was primarily due to increases in personnel and activities relating to a potential spin-off of the Company's common stock held by First Mississippi. Legal and professional services also were higher in response to the anticipated spin-off and certain financing activities. Fiscal 1995 salaries, benefits and moving charges increased from the prior fiscal year, reflecting the hiring of additional corporate officers. Selling, General and Administrative costs were lower in fiscal 1994 than in fiscal 1993 due to reductions in staff personnel and lower moving, recruiting and professional services costs.

  Other

     Interest and other income totaled $0.1 million in fiscal 1995, essentially unchanged from the two prior fiscal years. Other income includes gains on sale of excess equipment, minor royalties and other miscellaneous income.

  Interest Expense

     Total obligations payable to First Mississippi increased to $43.2 million, including $2.3 million of current payables, at June 30, 1995 from $30.3 million at the end of fiscal 1994 and $24.3 million at the end of fiscal 1993. Net interest expense of $1.8 million in fiscal 1995 was essentially unchanged from the prior two fiscal years, but gross interest expense before capitalization of interest was $3.0 million in fiscal 1995 or $1.0 million greater than fiscal 1994 and $1.2 million greater than fiscal 1993. The increase was a result of higher balances on the First Mississippi notes. Interest capitalized during fiscal years 1995, 1994 and 1993 amounted to $1,159,000, $221,000 and $43,000, respectively. The increase from fiscal 1994 to fiscal 1995 was due primarily to development at the Getchell Main Underground Mine. Interest costs of $1.2 million and $.2 million on advances from First Mississippi to fund mine development projects were capitalized in fiscal 1995 and 1994, respectively.

  Income Taxes; Cumulative Effect of Change in Accounting Principles

     In July 1993, the Company adopted the Financial Accounting Standards Board's Statement No. 109 "Accounting for Income Taxes" ("Statement 109"). Adoption of Statement No. 109 changed the Company's method of accounting for income taxes from the deferred method required under APB Opinion 11 to the asset and liability method. The Company opted to report the impact of this accounting change as a cumulative effect of change in accounting principle rather than to restate prior years' income tax provisions. The cumulative effect on 1994's income from adopting Statement 109 was a $1.4 million tax benefit. See Note 8 to the Consolidated Financial Statements.

     Fiscal 1995 income tax expense was down from the prior fiscal year as a result of lower earnings, partially offset by $6.7 million in tax benefits which were not recorded for operating losses incurred because their realization is currently uncertain and therefore is included as a component of income taxes in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash used by operating activities was $3.0 million during the three months ended September 30, 1995 compared to cash flows provided by operations of $6.8 million in the same period of the prior year. This shift was primarily due to lower sales revenues, reduction of amounts owed vendors and use of cash to increase supplies and materials inventories required to support the increase in underground mining operations.

     Capital investing activities required $3.4 million of cash during the three months ended September 30, 1995. These investment activities were primarily related to the costs of the MRDI Study and associated drilling at Turquoise Ridge.

     During the three months ended September 30, 1995, $5.9 million of cash was borrowed from First Mississippi to fund operations and investment activities, bringing the total note due to First Mississippi to $46.8 million.

     In connection with the spin-off by First Mississippi of its shares of the Company on October 20, 1995, all loan amounts due First Mississippi were consolidated into a new loan agreement covering the Company's $52.5 million of borrowings from First Mississippi at that date. Amounts borrowed under the new loan agreement are payable in September 2000. Interest accrues at a LIBOR-based rate and is payable based on the LIBOR period selected by the Company (one month, three month, six month or one year). The loan agreement permits prepayments at any time at the Company's option and requires $15.0 million in principal of the loan to be repaid following the consummation of any public offering of the Company's securities after the date of the loan agreement as well as full prepayment upon a change in control of the Company.

     The Company also signed a loan agreement with The Toronto-Dominion Bank for an interim credit facility of up to $20 million to provide financing for the development of the Company's mining properties and for general working capital purposes. Borrowings under the credit facility bear interest at 3% over the LIBOR rate for each one month period during which advances are outstanding. In addition, the Company is required to pay The Toronto-Dominion Bank a drawdown fee of 1% of the amount of each advance of funds to the Company under the credit facility . All advances of funds under the credit facility must be repaid by the Company on October 31, 1996. The Company is obligated to prepay amounts advanced under the credit facility from the net proceeds of any financing or issuance of securities of the Company. The Company has also granted The Toronto-Dominion Bank an equity participation right which provides that the Company will pay The Toronto-Dominion Bank, either in cash or shares of Common Stock, an amount not to exceed (i) $1,000,000 if all advances under the credit facility are paid in full within six months of the date of the facility and (ii) $1,500,000 if such advances are paid in full after such six month period but before the Due Date (as defined therein). At any time prior to November 30, 1995, the Company may satisfy the participation right in full by paying $500,000 (in cash or securities of equivalent value). On October 23, 1995 the Company drew $5.5 million against this credit facility.

     First Mississippi has agreed to pay the Company approximately $14 million in settlement of amounts owed under terms of a Tax Sharing Agreement in force while the Company was a subsidiary of First Mississippi. The amounts owed by First Mississippi represent the tax benefit received by the affiliated group of which First Mississippi is the common parent corporation from its use of the Company's losses, deductions, credits and allowances in pre-spin off periods. The settlement provides that these funds will first be provided to the Company as a standby line of credit available to the Company in the event The Toronto-Dominion Bank credit facility is fully drawn. At such time as the Company secures permanent capital, the settlement amount will be credited against the debt owed by the Company to First Mississippi. The Company has accounted for this settlement by reclassifying certain deferred tax assets, totaling approximately $14 million, to a receivable from First Mississippi, and reflecting approximately $9 million as deferred tax liabilities.

     Capital expenditures for the twelve months ending June 30, 1996 are estimated to be $22.7 million, primarily due to the anticipated development of Turquoise Ridge. The MRDI Study estimates that the capital required to bring the initial phase of the Turquoise Ridge Underground mine into commercial production will be approximately $85 million. Operating cash flow is not anticipated to be sufficient to meet these capital requirements. In order to undertake planned development activities, the Company will need additional financing. Under terms of the Tax Ruling Agreement entered into with First Mississippi in connection with the spin-off, the Company has agreed to undertake a public offering of common stock with gross proceeds of at least $50 million prior to April 28, 1996. There can be no assurance that the Company will be able to obtain financing on satisfactory terms, if at all.

                                  THE COMPANY

INTRODUCTION

     The Company is engaged in the exploration, development, mining and processing of gold ore from the 33,000-acre "Getchell Property" located in the Potosi Mining District on the eastern side of the Osgood Mountain Range, 35 miles northeast of Winnemucca, Nevada. Gold mineralization on the Getchell Property is found in a series of discrete zones along the Getchell fault zone and the Turquoise Ridge fault zone.

     The Company was incorporated in Nevada in August 1987 by First Mississippi, for the purpose of financing, developing and operating the Getchell gold mining project and for conducting minerals exploration. In May 1988, the Company sold 3,250,000 shares of its Common Stock in an initial public offering. Prior to spinning off its Company stock to its shareholders on October 20, 1995, First Mississippi held approximately 81% of the Company's Common Stock.

     As of June 30, 1995, the Company had proven and probable reserves of approximately 6.964 million tons of ore at an average grade of 0.206 ounces per ton, with approximately 1.435 million contained ounces of gold. This reserve figure does not include any reserves in the underground mineralized area of Turquoise Ridge. The proven and probable mineable ore reserve ounces are "contained" ounces. Actual ounces expected to be recovered during milling and heap leach processing will be less due to recovery process inefficiencies. During the fiscal year ended June 30, 1995, approximately 184,298 ounces of gold were produced and sold, excluding 14,939 development ounces.

     In January 1995, the Company announced a geologic resource along the Turquoise Ridge fault on the Company's Getchell Property in Nevada. The Company hired MRDI to prepare the MRDI Study with respect to Turquoise Ridge. A pre-feasibility study is an economic-based analysis of an ore body that serves as the basis for a mine plan for the extraction of gold from that ore body on an economically viable basis. In September 1995, MRDI issued an executive summary (the "MRDI Study Summary") of the MRDI Study. The MRDI Study concludes that the Turquoise Ridge area contains probable reserves consisting of 3.712 million tons of ore with an average grade of 0.338 ounces per ton or 1.254 million contained ounces of gold.

     The Company's principal executive offices are located at 5460 South Quebec Street, Suite 240, Englewood, Colorado 80111. The Company's telephone number is
(303) 771-9000. At September 30, 1995, the Company had approximately 300 employees.

THE GETCHELL PROPERTY

     History. Gold mining commenced at the Getchell Property in the late 1930's and has continued intermittently since that time under several different owners. First Mississippi purchased the property (inactive at the time) from Conoco, Inc. in 1983. First Mississippi began a program to develop the property in July 1983. Operations at the autoclave mill facility and the oxide heap leach facility were commenced in February 1989 and June 1985, respectively, and as of September 30, 1995, the Company had produced over 1.2 million ounces of gold.

     Property Interests. Certain of the Company's mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests that are generally considered to be subject to greater title risk than other real property interests. The Getchell Property consists of approximately 18,900 acres of unpatented lode and mill site mining claims and 14,100 acres of fee land owned by the Company. Greater than 90% of the Company's current reserves are on fee land. Approximately 65% of the Getchell Property, including all current proven and probable reserves, is subject to a 2% net smelter royalty owned by a third party.

     Geology. Gold mineralization on the Getchell Property occurs in a series of discrete zones associated with the north-trending Getchell fault and with the northeast-trending Turquoise Ridge fault. Both systems cut through a thick sequence of interbedded early Paleozoic sedimentary, igneous and volcanic units. The northwest-dipping Turquoise Ridge fault and the eastward-dipping Getchell fault intersect in an open pit known as the "Main Pit," an area where mining has ceased.

     Gold sulfide mineral deposits are found at depth along the Getchell fault and in sedimentary units in contact with the Getchell fault. Drilling has identified similar gold sulfide mineralization deposits in folded Paleozoic sedimentary units in contact with the Turquoise Ridge fault 2,000 feet northeast of the Getchell fault. Oxidized gold deposits are also associated with the Getchell and Turquoise Ridge fault zones, typically occurring as discrete zones at depths shallower than the sulfide mineralization.

     A mineral deposit is a naturally occurring concentration of minerals that may or may not be economically mineable. A mineable reserve is that part of a mineral deposit that has been drilled sufficiently to define the tonnage and grade and that may be extracted at a profit. Mineral deposits do not qualify as commercially mineable ore bodies ("proven and probable" mineable reserves) under Securities and Exchange Commission rules until a final and comprehensive economic, technical and legal feasibility study based upon adequate test results is concluded.

     Mining. While the Company's past production has come principally from open pit mines, the Company's current production comes from underground mining. The Main Pit was closed in July 1995 after a geotechnical monitoring program indicated that continued pit mining would likely destabilize the pit wall. As a result, approximately 239,000 tons of ore averaging 0.153 ounces per ton, or approximately 36,600 contained ounces of gold, were abandoned in the pit bottom. The Company wrote off the unamortized cost of various assets that were expected to be recovered from the remaining ore reserves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     The Turquoise Ridge Oxide Pit, a primary source of oxide ore, was closed on schedule in June 1995 after a determination that it had been mined out. Leaching of existing loaded pads will continue as long as residual gold can be economically extracted. However, in fiscal 1996, assuming no additional oxide ore is mined, the Company will not stack additional ore on the leach pads, and as a result, leach pad gold output will be substantially lower than in the past and will likely decrease over time.

     The Getchell Main Underground Mine began commercial production of sulfide mill feed on May 1, 1995, and the Company anticipates that the majority of mining activities will be underground for the foreseeable future. Stockpiled ores and the Getchell Main Underground Mine will furnish mill feed until additional sulfide ore sources can be put into production. There is sufficient stockpile material to feed the mill for approximately two years at current milling rates, assuming the Getchell Main Underground Mine produces 1,000 tons of ore per day. Stockpile ore grades are lower than what was typically produced from the Main Pit in recent years.

     Getchell Main Underground Mine. Operations at the Getchell Main Underground Mine were the main focus of the Company's attention during the six months ended June 30, 1995. In January 1995, the Company assumed full mining duties from an independent underground mining contractor and implemented a program to enhance the mine's operations. Staff enhancements were made with particular attention to mine planning, engineering and an underground operations staff. To facilitate achievement of near and long-term production goals, the Company has leased additional equipment and has made additions to the mine work force.

     By the end of fiscal 1995, production from the Getchell Main Underground Mine was approximately 700 tons of ore per day with an average gold grade of
0.317 ounces per ton, and in August 1995, production reached the 1,000 ton-per day target. The Company's mining rate goal is to achieve output of 1,200 tons of ore per day in fiscal 1996. However, there can be no assurance that such goals will be reached. In fiscal 1995, the Getchell Main Underground Mine produced 116,850 tons of ore at an average grade of 0.333 ounces per ton, or 38,911 contained ounces of gold. The total Getchell Main Underground reserve as of June 30, 1995 was 3.650 million tons of ore at an average grade of 0.335 ounces per ton, or 1.223 million contained ounces of gold.

     The Company has employed the "Drift and Fill" mining method in the Getchell Main Underground Mine, which the Company has determined is appropriate for the ground conditions currently being encountered. This mining method involves mining a section of ore, which is then backfilled with a mixture of sand and concrete prior to the mining of the next contiguous section of the ore body. Higher productivity stoping methods are currently under review for future applications.

     Turquoise Ridge. Based on the MRDI Study Summary, the Company has announced a new probable reserve at Turquoise Ridge consisting of 3.712 million tons of ore with an average grade of .338 ounces per ton or 1.254 million contained ounces of gold. This reserve addition represents an increase of 87% from the end of fiscal 1995 reserve figure. Expected mill recoveries are approximately 91%. Reserves are defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination. Probable reserves are reserves for which quantity and grade are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

     The MRDI Study focused on one area of encouraging drill intersections from a portion of the Turquoise Ridge structural trend of the Getchell property. The MRDI Study is based upon the piercements of 51 drill holes, which were targeted to be positioned at a nominal spacing of 100 feet. Eight of the drill hole piercements provide close-spaced, 50-feet offsets. There are overall a total of 81 drill holes within the vicinity of the Turquoise Ridge resource area. However, a number of mineralized intercepts exist in the periphery of the study area which were not incorporated into the MRDI Study. In order to ensure the integrity of the database used to support resource estimation and mine planning, more than 10,000 drill samples were passed through a MRDI designated quality control-quality assurance protocol, designed to monitor the precision of gold assays on a batch-by-batch basis.

     VULCAN software was used to prepare a three dimensional computer model of the formations, structure and mineralized envelopes. Within the mineralized envelopes, gold grades were estimated for 10 x 10 x 12 feet blocks using a kriged interpolation process. Models were also prepared for sulfide sulfur, carbonate content and rock mass rating.

     The MRDI Study involved hydrologic characterization. A prototype dewatering well, three observation wells and four piezometers were installed in the Turquoise Ridge area to acquire three-dimensional aquifer parameter data. Based on the hydraulic conductivity values, simulations were made of mine dewatering rates for pumping of surface wells from the mineralized zone and from one or two (or both) shaft sites over the projected 18-month development period.

     The MRDI Study also involved geotechnical rock mass characterization. Oriented core was obtained from three of the holes drilled. This was used to establish the orientation of five major fault sets. A rock mass rating assessment was conducted on cores. These were reconciled with cores and underground observations obtained from the Getchell underground mine.

     The MRDI Study found that the ore at Turquoise Ridge occurs in three types of ore bodies comprising shallow dipping bedded ores located in the hanging wall and footwall of the Turquoise Ridge shear zone and steeply dipping faulted ores. Given the configuration of the ore bodies and the weak nature of the ground, the underhand cut-and-fill mining method has been selected. Drifts and crosscuts will be 12 feet by 10 feet in size. Depending on the horizontal width, both longitudinal and transverse stoping will be employed.

     It is currently expected that two shafts will access the ore bodies. One shaft would serve as a production/service shaft and the other would serve as a ventilation shaft and an emergency exit. A development drilling and trial stoping program would be conducted from the ventilation shaft until the sinking of the production shaft is complete.

     Ore body access is expected to be via two main crosscuts on the 3500 and 4000 L's, a main access decline which connects the levels and sublevel development off this access spaced at a vertical interval of 72 feet.

     The MRDI Study Summary estimates that the capital required to bring the initial phase of the Turquoise Ridge underground mine into commercial production of 2,000 tons of ore per day will be approximately $85 million, to be spent from approximately October 1995 to the first calendar quarter of 1998. Major capital expenditures are the production shaft, estimated to cost $33 million and the mine development costs of approximately $26 million. Under the timetable presently contemplated by the Company, initial production would not commence prior to mid-calendar 1998.

     The MRDI Study Summary notes that projected cash flow of $25.7 million is small compared to the size of the capital investment contemplated by the Company of $85.5 million and that such projections would ordinarily not be enough to justify a project and to declare a reserve. However, MRDI noted that certain unusual characteristics warranted the declaration of a reserve. Such characteristics include: (i) that the Company is an operating company with in-place underground mining and processing capability within the Getchell district, now being operated by an experienced management group and workforce and (ii) that a fairly stringent cutoff grade of 0.25 ounces of gold per ton was applied for purposes of the MRDI Study. However, there can be no assurance that any of these assumptions will prove to be accurate. Turquoise Ridge involves numerous risks, certain of which are summarized in "Risk Factors -- Certain Turquoise Ridge Project Risks."

EXPLORATION AND DEVELOPMENT

     The Company's exploration activities are concentrated exclusively on the Getchell Property and include drilling, geological mapping, and geophysical and geochemical surveys. Prior to fiscal 1994, exploration was oriented toward development of known ore zones and evaluation of the numerous exploration targets on the property. In fiscal 1994, exploration concentrated along the Turquoise Ridge fault, where high grade gold sulfide mineralization was discovered. Fiscal 1995 exploration efforts continued to concentrate on the Turquoise Ridge area.

     Limited exploration of the rest of the Getchell Property has indicated deep sulfide mineralization at Hansen Creek, located along the Getchell fault to the south of the Main Pit, and mixed oxide/sulfide mineralization at Section 13, located in the northeast corner of the Getchell Property. Several other exploration targets have been identified at the Getchell Property and await exploration drilling.

     At the Getchell Main Underground Mine, the ore body remains open at depth and along strike. Fiscal 1996 development drilling will concentrate on deeper parts of the Getchell Main Underground ore body and areas along strike from the current reserves.

RESERVES

     The following table sets forth the proven and probable mineable gold ore reserves located on the Getchell Property as of June 30, 1995 as supplemented by the reserves announced by the Company on September 25, 1995 with respect to Turquoise Ridge. Sulfide reserves assume a 0.200 ounce per ton cutoff for underground reserves (0.250 ounce per ton cutoff for the reserves announced with respect to Turquoise Ridge). Oxide reserves are based on a 0.010 cyanide soluble cutoff grade.

     Proven and probable mineable ore reserves are estimates of quantities and grades of ore which can be economically recovered based on assumptions of a $400 per ounce future gold price. These reserves have been prepared by the Company and have been confirmed with respect to the Company's reserves as of June 30, 1995 by Mine Development Associates and with respect to the Company's reserves at Turquoise Ridge announced on September 25, 1995, by MRDI, each of which is an independent mining consulting firm.

                     PROVEN AND PROBABLE MINEABLE RESERVES

                                                                                       CONTAINED
                                                              ORE TONS      GRADE     GOLD OUNCES
                                                              ---------     -----     -----------
                                                                     (WEIGHTED AVERAGE)
Sulfide.....................................................  5,274,000     0.263      1,388,300
Oxide.......................................................  1,689,600     0.028         46,600
                                                              ---------     -----      ---------
          Total Reserves(1).................................  6,963,600     0.206      1,434,900
                                                              =========     =====      =========
Turquoise Ridge(2)..........................................  3,712,000     0.338      1,254,000
                                                              =========     =====      =========

---------------

(1) As of June 30, 1995. Total Reserves do not include reserves at Turquoise Ridge.

(2) As of September 25, 1995. All Turquoise Ridge reserves are sulfide.

OPERATIONS

     Milling Process. Economic gold recoveries from the sulfide ores on the Getchell Property are attained by oxidizing the ore prior to treatment by conventional carbon in leach ("CIL") processes. The Company's mill was designed and constructed to use high temperature pressure oxidation autoclaves to oxidize sulfides in the ore. Prior to pressure oxidation, ore is ground in a conventional grinding circuit, thickened to form an ore slurry, treated with sulfuric acid to remove carbonate minerals and preheated. The preheated ore slurry then enters the autoclaves where the temperature and pressure are increased and high purity oxygen is added to oxidize the sulfide minerals. As the ore slurry leaves the autoclaves, limestone and lime are added to adjust the pH. The ore slurry is then transferred to a conventional CIL circuit where gold is adsorbed onto carbon granules. Loaded carbon is periodically removed from the cyanide circuit and processed to strip the gold. The stripping process culminates in a gold precipitate which is collected in filter presses and smelted into dore bars for shipment. The Company was one of the first U.S. gold companies to use autoclaves for processing ore. The Company believes that autoclaves are presently the most effective available method for milling high sulfide ore.

     The mill was designed to process an average daily nominal throughput of 3,000 tons at an average recovery rate of 89%. Since September 1991, liquid oxygen has been purchased to supplement oxygen produced by an on-site plant. This additional oxygen has helped to increase average daily throughput above nominal capacity. In fiscal 1995, the average daily mill throughput was 3,219 tons and gold recovery averaged 88%. Autoclave availability averaged 90.1% in fiscal 1995 versus 89.5% in fiscal 1994.

     Heap Leaching Process. Heap leaching is a process used to recover gold from naturally oxidized, permeable ore. The process involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad to dissolve gold out of the ore. Since recovery rates from heap leaching are lower than from conventional CIL milling, this process is not usually applied to high-grade ore. Heap leach recovery has averaged approximately 70% of the cyanide soluble gold for the last fiscal year.

     Heap leach operations consist of two active pads, five ponds and a processing plant. In fiscal 1996, assuming no additional oxide ore is mined, the Company will not stack additional ore on the leach pads, and as a result, leach pad gold output will be substantially lower than in the past and will likely decrease over time.

     Production. The following table sets forth selected information about the Company's production of gold in fiscal 1995.

                                                                         SULFIDE ORE
                                                    -----------------------------------------------------
                                                                            GETCHELL MAIN        TOTAL
                                                    STOCKPILE   MAIN PIT   UNDERGROUND MINE   SULFIDE ORE
                                                    ---------   --------   ----------------   -----------
Tons Processed....................................    750,821    307,263        116,850         1,174,934
Grade.............................................      0.132      0.220          0.333             0.175
Contained Ounces..................................     99,108     67,594         38,911           205,613

                                                                        OXIDE ORE
                                                 --------------------------------------------------------
                                                                        TURQUOISE RIDGE
                                                 DUMPS AND STOCKPILES    OXIDE PIT(1)     TOTAL OXIDE ORE
                                                 --------------------   ---------------   ---------------
Tons Processed.................................         415,406             539,764           955,170
Grade..........................................           0.190               0.030             0.025
Contained Ounces...............................           7,743              16,136            23,879

---------------

(1) Closed in June 1995.

SPIN-OFF BY FIRST MISSISSIPPI

     On September 24, 1995, the Company and First Mississippi entered into certain agreements related to the spin-off of First Mississippi's stock of the Company to First Mississippi's shareholders (the "Distribution"). These agreements are attached as exhibits to the Company's report on Form 8-K/A-2 dated September 24, 1995 and are summarized, along with certain related documents including a $20 million credit facility with Toronto-Dominion Bank, below. Such summaries are qualified in their entirety by reference to the agreements and documents for the full terms thereof.

     Post Spin-Off Agreement. The Company and First Mississippi have entered into the Post Spin-Off Agreement, which provides generally for the transition of the Company from a subsidiary of First Mississippi to a stand-alone corporation. In particular, the Post Spin-Off Agreement provides for, among other things: (i) the grant by First Mississippi to the Company for a period of at least five years from the date of the Distribution to use the name "FirstMiss" as part of its corporate name and (ii) the cooperation of the Company and First Mississippi to effectuate the purposes of the Distribution and the documents related to such Distribution.

     Tax Ruling Agreement. The Tax Ruling Agreement sets forth covenants and agreements of the Company relevant to maintaining the tax-free nature of the Distribution after consummation of the Distribution. Under the Tax Ruling Agreement, the Company represents that it has not taken and will not take any action which is inconsistent with the facts and representations stated in the private letter ruling (the "Ruling") and related submissions related to the Distribution from the Internal Revenue Service (the "I.R.S.").

     The Tax Ruling Agreement provides that the Company will consummate an underwritten public equity offering of common stock generating aggregate proceeds of at least $50,000,000 (the "Required Offering") as soon as practicable in the reasonable business judgment of the Company's board of directors and that such offering will be consummated prior to April 28, 1996 unless the Company has obtained a supplemental ruling from the I.R.S. that failure to consummate such offering will not affect the Ruling. The Tax Ruling Agreement provides that the Company will use at least $15 million of the proceeds from the equity offering to repay a portion of its outstanding debt to First Mississippi, will use at least $35 million of the proceeds for the development and exploration of its Turquoise Ridge and Getchell properties for the mining and exploration of gold and will use any balance of the proceeds for purposes related to the business of the Company, including for working capital.

     The Tax Ruling Agreement provides that the Company will not prior to one year from the date of the Distribution enter into any agreement to merge or consolidate with or into any other corporation, to liquidate or partially liquidate, to sell or transfer all or substantially all of its assets, to redeem or repurchase any of its capital stock (except for the redemption of the stock of one or more Company employees upon his or her termination) or to issue additional shares of its capital stock (except in connection with the Required Offering or issuances pursuant to the Company's employee benefit or compensation plans) (each a "Prohibited Action"), unless it first obtains an opinion of counsel or a supplemental ruling from the I.R.S. that such action does not interfere with the Tax Ruling.

     In the event the Company (i) takes any such Prohibited Action without an opinion or a supplemental I.R.S. ruling, (ii) ceases to actively conduct its trade or business, (iii) fails to consummate the Required Offering prior to April 27, 1996 or (iv) solicits or assists any person or group to commence a tender offer if such person or group would acquire beneficial ownership of 20 percent or more of the Company's outstanding common stock, the Company agreed under the Tax Ruling Agreement to indemnify and hold First Mississippi and certain affiliated corporations harmless against any and all federal, state and local taxes, interest, penalties and additions thereto imposed upon or incurred by such corporations as a result of such action's effect on the tax-free nature of the Distribution.

     Loan Agreement. The Loan Agreement and related promissory note establish a specific repayment plan for the intercompany debt owed by the Company to First Mississippi. As of the date of the Distribution, this debt was $52.5 million. Under the Loan Agreement, the Company agreed to repay the entire remaining principal balance on September 22, 2000, or earlier if the loan is accelerated under the circumstances provided for in the Loan Agreement. Interest accrues at a LIBOR-based rate and is payable based on the LIBOR period selected by the Company (one month, three month, six month or one year). The Loan Agreement permits prepayments at any time at the Company's option and requires $15 million in principal of the loan to be repaid following the consummation of any public offering of the Company's securities after the date of the Loan Agreement as well as full prepayment upon a change in control of the Company. In the Loan Agreement, the Company makes certain representations and warranties about its corporate status and financial and business condition and affirmative and negative covenants customary in lending transactions as to the conduct of its business going forward. Certain circumstances, including failure to pay principal or interest when due and the Company's insolvency, will constitute an event of default under the Loan Agreement entitling First Mississippi to accelerate the remaining principal balance of the loan, plus accrued interest. First Mississippi has agreed to subordinate certain of its rights to those of The Toronto-Dominion Bank (see "Toronto-Dominion Bank Loan Facility" below).

     Amended Tax Sharing Agreement. First Mississippi and the Company have entered into an Amended Tax Sharing Agreement. The Amended Tax Sharing Agreement provides for the termination of the Tax Sharing Agreement dated as of October 1, 1987 to which First Mississippi and the Company are parties, and sets forth the parties' obligations with respect to taxes relating to pre-Distribution taxable periods ("Pre-Spin-Off Periods").

     The Amended Tax Sharing Agreement obligates First Mississippi to pay the Company (by either an actual payment or a reduction in the Company's outstanding indebtedness to First Mississippi) an agreed upon amount (approximately $14 million) representing the tax benefit received by the affiliated group of which First Mississippi is the common parent corporation (the "First Mississippi Affiliated Group") from its use of the Company's losses, deductions, credits and allowances in Pre-Spin-Off Periods.

     The Company has agreed in the Tax Sharing Agreement to indemnify First Mississippi for any taxes attributable to the Company and assessed with respect to consolidated or combined tax returns which include the Company and relate to Pre-Spin-Off Periods, to the extent any liability for such taxes exceeds $250,000. Conversely, First Mississippi has agreed to indemnify the Company against any liability for taxes attributable to members of the First Mississippi Affiliated Group other than the Company, but imposed on the Company as a result of its inclusion in First Mississippi's consolidated or combined tax returns for Pre-Spin-Off Periods.

     The Toronto-Dominion Bank Loan Facility. The Loan Facility is provided by The Toronto-Dominion Bank acting through its Toronto-Dominion Merchant Bank Division ("Agent") and one or more financial institutions which may become parties to the Loan Facility. The Loan Facility provides for $20,000,000 of term loans to the Company. Amounts drawn under the Loan Facility are available for financing the development of the Company's mining properties and for the general working capital purposes of the Company.

     Borrowings under the Loan Facility bear interest at 3% over the LIBOR rate for each one month period during which advances are outstanding. In addition, the Company will pay the Agent a drawdown fee of 1% of the amount of each advance of funds to the Company under the Loan Facility and has granted to the Agent a participation right as described in the following paragraph. The Company has paid to the Agent a commitment fee in the amount of $100,000 and an additional fee of $400,000, and is required to pay a commitment fee in the amount of $100,000 per month commencing on April 1, 1996 during the remaining term of the Loan Facility. All advances of funds under the Loan Facility must be repaid by the Company on October 31, 1996. The Company is obligated to prepay amounts advanced under the Loan Facility from the net proceeds of any financing or issuance of securities by the Company. Amounts repaid under the Loan Facility cannot be reborrowed. On October 23, 1995, the Company drew $5.5 million against this credit facility and intends to repay such amount upon completion of this Offering.

     The Company has granted to the Agent an equity participation right which may be exercised by written notice (i) after the earlier of termination of the Loan Facility and the Due Date (as defined therein) and (ii) on or before 30 months following repayment of all funds advanced under the Loan Facility. Upon exercise of such participation right, the Company shall pay to the Agent, either in cash or by way of issuance to the Agent of shares of the Common Stock of the Company (valued at the weighted average closing price of such shares during the ten-day period prior to the date of exercise of the participation right), an amount not exceeding (x) $1,000,000 if all advances under the Loan Facility are paid in full within six months of the date of the Loan Facility, and (y) $1,500,000 if such funds advanced are paid in full after such six month period, but prior to the Due Date. At any time prior to November 30, 1995, the Borrower may satisfy the participation right in full by paying $500,000 (in cash or through the issuance of securities of equivalent value) to the Agent. In the event any obligations of the Company described in this paragraph are satisfied by issuance of

Common Stock of the Company, the Agent will have piggy-back registration rights in connection with any registration of the Common Stock of the Company.

     The loans under the Loan Facility are guaranteed by the Company's wholly-owned subsidiary FMG Inc. The obligations of FMG Inc. and the Company under the Loan Facility are secured by a pledge by the Company of all the capital stock of FMG Inc. In connection with the Loan Facility, the Company is required to deliver to the Agent a satisfactory agreement from First Mississippi as to subordination of certain of the Company's obligations to First Mississippi to the obligations of the Company to the Agent.

     The Loan Facility contains covenants and provisions that restrict, among other things, the Company's ability to: (i) change its business; (ii) consolidate, merge or sell all of its assets; (iii) incur certain indebtedness;
(iv) incur liens on its property; and (v) declare dividends.

                          DESCRIPTION OF COMMON STOCK

     The Company has authority to issue up to 50,000,000 shares of Common Stock, par value $.01 per share. As of October 31, 1995, there were 18,182,600 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire Board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

     The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available thereof and subject to prior dividend rights of holders of any shares of preferred stock of the Company which may be outstanding. The First Mississippi loan and The Toronto-Dominion Bank loan prohibit the payment of dividends. Upon liquidation or dissolution of the Company subject to prior liquidation rights of the holders of preferred stock of the Company, the holders of Common Stock are entitled to receive on a pro rata basis the remaining assets of the Company available for distribution. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. KeyCorp Shareholder Services, Inc. acts as transfer agent and registrar for the Common Stock.

     On June 13, 1990, the Company adopted a Stockholders' Rights Plan and declared a distribution of one common stock purchase right for each outstanding share of Common Stock. The rights, which do not have voting rights, expire in June 2000 and are subject to redemption or exchange by the Company at $0.01 per right at any time before the close of business on the tenth day after a public announcement that an acquiring person exists (unless such 10-day period is extended by action of the Company's Board of Directors). The rights have an initial exercise price of $40 which is subject to adjustment. In the event of an entity other than First Mississippi acquiring more than a 15% beneficial ownership of the Company, the rights entitle the holder to acquire common stock of the Company with a value of twice the established exercise price. In the event of a merger or other business combination, the rights entitle the holder to acquire stock of the acquiring entity with a value of twice the established exercise price.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement dated November 15, 1995 (the "Underwriting Agreement") among the Company, Nesbitt Burns Securities Inc., Salomon Brothers Inc, ScotiaMcLeod (USA) Inc., and S.G.Warburg & Co. Inc., (collectively, the "U.S. Underwriters"), and Nesbitt Burns Inc., Salomon Brothers Canada Inc, ScotiaMcLeod Inc. and Toronto Dominion Securities Inc. (collectively, the "Canadian Underwriters"), as underwriters (collectively, the "Underwriters"), the Company has agreed to sell and the Underwriters have, subject to the conditions specified therein, agreed to purchase from the Company the number of shares of Common Stock set forth in the table below. The obligation of each Underwriter to purchase the shares of Common Stock set forth against its name in the table is joint with the obligation of its affiliate set forth beside its name in the table but several and not joint with respect to each other Underwriter in the table.

                                                                                NUMBER OF
                      UNDERWRITER                                                SHARES
                      -----------                                               ---------
    Nesbitt Burns Securities Inc./Nesbitt Burns Inc...........................  2,600,000
    Salomon Brothers Inc/Salomon Brothers Canada Inc..........................  1,625,000
    ScotiaMcLeod (USA) Inc./ScotiaMcLeod Inc..................................    812,500
    S.G.Warburg & Co. Inc.....................................................    812,500
    Toronto Dominion Securities Inc...........................................    650,000

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that they may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the shares of Common Stock offered hereby if any are purchased under the Underwriting Agreement.

     Under the Underwriting Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell such shares in Canada or to persons who are Canadian persons, and the Canadian Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell such shares in the United States or to persons who are U.S. persons. The foregoing limitations do not apply to stabilization transactions or to transaction between the U.S. Underwriters and the Canadian Underwriters. Subject to applicable law, the Underwriters may offer the Common Stock outside Canada and the United States.

     With respect to the offering in the United States, the U.S. Underwriters propose to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such public offering price less a concession not to exceed US$0.53 per share. Such dealers may reallow a concession not to exceed US$0.10 per share to other dealers. After the public offering, the public offering price and concessions and reallowances to dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 975,000 additional shares of Common Stock at the initial public offering price less the underwriting discount. The Underwriters may exercise such option solely to cover over-allotments, if any, on the sale of the Common Stock offered hereby.

     The Company has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including civil liabilities under the Canadian provincial securities legislation or the Securities Act of 1933 (United States), as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has agreed with the Underwriters that it will not, for the period ending 90 days after the date of this Prospectus Supplement, issue or sell any shares of Common Stock or any right to acquire shares of Common Stock, without the prior consent of Nesbitt Burns Inc., except that the Company may grant options to purchase shares of Common Stock pursuant to the Company's stock option plan and may issue shares of Common Stock pursuant to the exercise of options granted under the Company's stock option plan.

     Pursuant to a policy statement of the Ontario Securities Commission, if the Common Stock is listed on The Toronto Stock Exchange prior to the completion of the distribution of the shares, the Underwriters may not, throughout the period of distribution, bid for or purchase shares of Common Stock. The policy statement allows certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the shares of Common Stock. These exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market-making activities and a bid or purchase made for on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market prices of the Common Stock at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

     In connection with this offering, the Underwriters may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended. Passive market making consists of displaying bids on Nasdaq limited to the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Toronto Dominion Securities Inc. is indirectly a subsidiary of a Canadian Bank (the "Bank"), which is a commercial banker of the Company. The decision to offer the shares of Common Stock, the determination of the terms of the distribution and the use of proceeds from this offering were made without the involvement of the Bank. The Company is a party to a revolving credit facility (the "Facility") with the Bank. As of the date of this Prospectus Supplement, the aggregate amount of indebtedness of the Company owing to the Bank under the Facility was approximately $5.5 million, which the Company intends to repay with the proceeds of this Offering. The Facility is secured by a pledge of all of the shares of capital stock of the Company's subsidiary, FMG Inc. Toronto Dominion Securities Inc. will not receive any benefit in connection with this offering other than its portion of the Underwriters' fee payable by the Company.

     Each of the Underwriters, from time to time, performs investment banking and other financial services for the Company.

                                 LEGAL MATTERS

     Certain U.S. legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California and certain Canadian legal matters will be passed upon for the Company by McCarthy Tetrault, Toronto, Ontario. Certain U.S. legal matters will passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Toronto, Ontario and certain Canadian legal matters will be passed upon for the Underwriters by Davies, Ward & Beck, Toronto, Ontario.

                                    EXPERTS

     The financial statements of FirstMiss Gold Inc. as of June 30, 1995 and 1994, and for each of the years in the three-year period ended June 30, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS
                              FIRSTMISS GOLD INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                EQUITY WARRANTS
                                 DEBT WARRANTS

     FirstMiss Gold Inc. (the "Company"), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $200,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (b) shares of preferred stock of the Company, par value $.01 per share (the "Preferred Stock"), in one or more series, (c) fractional interests in shares of Preferred Stock represented by depositary shares (the "Depositary Shares"), (d) shares of common stock of the Company, par value $.01 per share (the "Common Stock"), (e) warrants to purchase Common Stock or Preferred Stock (the "Equity Warrants") or (f) warrants to purchase Debt Securities (the "Debt Warrants" and together with the Equity Warrants, the "Warrants"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for and/or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock, the Common Stock and the Warrants are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a supplement to this Prospectus (each a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.

        THE PURCHASE OF THE SECURITIES INVOLVES CERTAIN MATERIAL RISKS.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 3.

     Except as described more fully herein or as set forth in the Prospectus Supplement relating to any offered Debt Securities, the Indenture will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities. See "Description of Debt Securities -- Consolidation, Merger and Sale of Assets."

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol FRMG. On October 30, 1995, the last reported sale price of the Common Stock as reported by Nasdaq was $17.875 per share. The Company has not yet determined whether any of the Debt Securities, Preferred Stock or Warrants offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                  REPRESENTATION TO THE CONTRARY IS A FEDERAL OFFENSE.

                   -----------------------------------------

     The Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. See "Plan of Distribution." If any such agents or underwriters are involved in the sale of any Securities, the names of such agents or underwriters and any applicable fees, commissions or discounts will be set forth in the applicable Prospectus Supplement.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 1, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES ACT OF 1934. SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any document referred to herein are not necessarily complete, and in each instance reference is made to such document for a more complete description, and each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995,
(2) the Company's report on Form 8-K filed with the Commission on September 25, 1995, (3) the Company's report on Form 8-K/A filed with the Commission on September 27, 1995, (4) the Company's report on Form 8-K/A-2 filed with the Commission on November 1, 1995, and (5) all other documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to FirstMiss Gold Inc., 5460 South Quebec Street, Suite 240, Englewood, Colorado 80111, Attention: Secretary (telephone (303) 771-9000). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                                  THE COMPANY

     FirstMiss Gold Inc. (the "Company") is engaged in the business of mining and processing gold ores and exploration for such ores. The Company owns and operates a property (the "Getchell Property") located in the Potosi Mining District on the eastern side of the Osgood Mountain Range 35 miles northeast of the town of Winnemucca, Nevada. Operations on the Getchell Property include a pressure oxidation (autoclave) mill facility and an oxide heap leach facility. Currently, sulfides ores for the mill are produced from an underground mine known as the Getchell Main Underground Mine. Oxide ores for the heap leach facility are produced from existing stockpiles. The Company is actively conducting exploration on the 33,000-acre Getchell Property.

     The Company was incorporated in Nevada in August 1987 by First Mississippi Corporation ("First Mississippi"), a Mississippi corporation, for the purpose of financing, developing and operating the Getchell gold mining project and for conducting minerals exploration. Operations at the autoclave mill facility and the oxide heap leach facility were commenced in February 1989 and June 1985, respectively, and as of June 30, 1995, the Company had produced over 1.2 million ounces of gold. Approximately 81% of the Company's stock is currently held by First Mississippi. First Mississippi has announced that it intends to distribute all of its stock in the Company to First Mississippi shareholders, which distribution will result in a change of ownership of approximately 81% of the Company's common stock. This distribution will also result in the ownership of approximately 567,300 additional shares, or 3.1%, of the Company's outstanding common stock as of August 22, 1995, by the Company's executive officers and directors.

     The Company's principal executive offices are located at 5460 South Quebec Street, Suite 240, Englewood, Colorado 80111, and its telephone number is (303) 771-9000.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective purchasers of the Securities offered hereby should carefully consider the risk factors set forth under the heading "Risk Factors" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's most recently incorporated Annual Report on Form 10-K or Quarterly Report on Form 10-Q. See "Information Incorporated by Reference."

                                USE OF PROCEEDS

     The Company currently has no specific plans for the use of the net proceeds from the sale of Securities offered hereby. However, the Company currently anticipates that any such net proceeds would be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, repayment of indebtedness (including indebtedness to First Mississippi) and acquisitions. When a particular series of Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.

              RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the unaudited consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the Company for the periods indicated.

                                                                    FISCAL YEAR ENDED JUNE 30,
                                                               -------------------------------------
                                                               1995    1994    1993    1992    1991
                                                               -----   -----   -----   -----   -----
Ratio of earnings to fixed charges..........................     *     3.60      *     3.19      *
Ratio of earnings to fixed charges and preferred stock
  dividends.................................................     *     3.60      *     3.19      *

---------------

* For the fiscal years ended June 30, 1991, 1993 and 1995, earnings were insufficient to cover fixed charges by $74,000, $3,129,000 and $19,088,000, respectively. Therefore, no ratios are provided for these fiscal years.

     For the purpose of calculating the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of income before income taxes and fixed charges (exclusive of preferred stock dividends). For the purpose of calculating both ratios, fixed charges include interest expense, capitalized interest and that portion of rentals representative of an interest factor. Because the Company did not distribute any preferred stock dividends during fiscal years 1991-1995, the two above ratios are identical.

                       GENERAL DESCRIPTION OF SECURITIES

     The Company directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $200,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (b) shares of preferred stock of the Company, par value $.01 per share (the "Preferred Stock"), in one or more series, (c) fractional interests in shares of Preferred Stock represented by depositary shares (the "Depositary Shares"), (d) shares of common stock of the Company, par value $.01 per share (the "Common Stock"), (e) warrants to purchase Common Stock or Preferred Stock (the "Equity Warrants") or (f) warrants to purchase Debt Securities (the "Debt Warrants" and together with the Equity Warrants, the "Warrants"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for and/or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock, the Common Stock and the Warrants are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a supplement to this Prospectus (each a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     Debt Securities may be issued from time to time in series under an indenture, and one or more indentures supplemental thereto (collectively, the "Indenture"), between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential investors of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. As used under this caption, unless the context otherwise requires, "Offered Debt Securities" shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement.

GENERAL

     The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities which may be issued thereunder. In addition, except as may be provided in the Prospectus Supplement relating to such Debt Securities, the Indenture will not limit the amount of additional indebtedness the Company may incur.

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities or any combination thereof; (3) any limit upon the aggregate principal amount of the Offered Debt Securities; (4) the date or dates on which the principal of the Offered Debt Securities is payable; (5) the rate or rates at which the Offered Debt Securities will bear interest, if any, or the manner in which such rate or rates are determined; (6) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt Securities will be payable and the record dates for the determination of holders to whom interest is payable; (7) the place or places where the principal of and any interest on the Offered Debt Securities will be payable; (8) the obligation of the Company, if any, to redeem, purchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period and periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, purchased or repaid pursuant to such obligation; (9) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (10) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (11) any addition to or change in the covenants which apply to the Offered Debt Securities; (12) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default"; (13) whether the Offered Debt Securities will be issued in whole or in part in global form; the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities; (14) the terms and conditions, if any, upon which the Offered Debt Securities shall be exchanged for or converted into other securities or property; (15) the nature and terms of the security for any secured Offered Debt Securities; and (16) any other terms of the Offered Debt Securities which terms shall not be inconsistent with the provisions of the Indenture.

     Debt Securities may be issued at a discount from their principal amount ("Original Issue Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considera-tions and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

     Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company.

STATUS OF DEBT SECURITIES

     The Senior Debt Securities will be unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

     The obligations of the Company pursuant to Senior Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture, to all Senior Indebtedness of the Company. Except to the extent set forth in the Prospectus Supplement, "Senior Indebtedness" of the Company is defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) on (a) all indebtedness of the Company whether heretofore or hereafter incurred (i) for borrowed money or (ii) in connection with the acquisition by the Company or a subsidiary of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as "Debt"); provided, however, that the following will not constitute Senior Indebtedness with respect to Senior Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; (2) any Debt which by its terms refers explicitly to the Senior Subordinated Debt Securities and states that such Debt shall not be senior in right of payment; and (3) any Debt of the Company in respect of the Senior Subordinated Debt Securities or any Subordinated Debt Securities. The Company will not issue Debt which is subordinated in right of payment to any other Debt of the Company and which is not expressly made pari passu with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.

     The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities; provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.

     No payment pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, the Company may make payments pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default. Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, having a claim pursuant to the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any event of default (an "Event of Default") in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities.

     If the Company offers Debt Securities, the applicable Prospectus Supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such Debt Securities would be senior to such Debt Securities. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional senior indebtedness.

CONVERSION RIGHTS

     The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities (the "Global Securities") that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

     Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person other than the Depositary for such Global Security or any nominee of such Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable, or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the holders thereof for any purposes under the Indenture.

Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. If the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

     Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any holders of outstanding Debt Securities, may not consolidate with or merge into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person unless (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture; and (c) immediately prior to and after the transaction no Default or Event of Default exists.

     Except as may be described in a Prospectus Supplement applicable to a particular series of Debt Securities, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

COVENANTS OF THE COMPANY

     The applicable Prospectus Supplement will describe any material covenants in respect of a series of Offered Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, the Indenture will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of any Debt Security of that series when due and payable at maturity, upon redemption or otherwise;
(b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for 30 days; (c) an Event of Default, as defined in the Debt Securities of that series, occurs and is continuing, or the Company fails to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series and the Default continues for the period and after the notice provided therein (and described below); and
(d) certain events of bankruptcy, insolvency or reorganization. A Default under clause (c) above is not an Event of Default with respect to a particular series of Securities until the Trustee or the holders of at least 25% in principal amount of the then outstanding Securities of that series notify the

Company of the Default and the Company does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

     If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

     The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

     The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     Subject to certain exceptions, the Company and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment or waiver may not (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security; (iii) reduce the principal of or change the fixed maturity of any Debt Security, or alter the redemption provisions which respect thereto; (iv) make any Debt Security payable in money other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of or interest on any Debt Security; or (vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture. The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions with respect to successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for Debt Securities in addition to or in place of certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or
(B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest on any holder; or
(vii) to establish additional series of Debt Securities as permitted by the Indenture.

     Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of or interest on any Debt Security with respect to the Debt Securities of that series.

TERMINATION OF THE COMPANY'S OBLIGATIONS UNDER THE DEBT SECURITIES AND THE INDENTURE

     Except as otherwise described below, the Company may terminate its obligations under the Debt Securities and the Indenture with respect to the Debt Securities if:

          (a) all previously authenticated and delivered (other than destroyed, lost or stolen Debt Securities which have been replaced or Debt Securities which are paid or Debt Securities for whose payment money or securities has theretofore been held in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or

          (b) (1) the Debt Securities mature within one year; and

          (2) the Company irrevocably deposits in trust with the Trustee during such one-year period, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the holders of Debt Securities for that purpose, money or U.S. Government Obligations, or a combination thereof, with the U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay principal of and interest on the Debt Securities to maturity and to pay all other sums payable by it under the Indenture; or

          (c) (1) the Company irrevocably deposits in trust with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the holders of Debt Securities for that purpose, money or U.S. Government Obligations, or a combination thereof, with the U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay principal of and interest on the Debt Securities to maturity;

          (2) The Company shall have delivered to the Trustee (A) a ruling directed to the Trustee received from the Internal Revenue Service to the effect that the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this clause (c) and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, or (B) an opinion of counsel to the same effect as the ruling described in subclause (A) above accompanied by a ruling to that effect published by the Internal Revenue Service, unless there has been a change in the applicable federal income tax law since the date of the Indenture such that a ruling from the Internal Revenue Service is no longer required;

          (3) The Company has paid or caused to be paid all sums then payable by the Company under the Indenture; and

          (4) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in this clause (c) relating to termination of obligations of the Company have been complied with.

     The Company's obligations under sections of the Indenture relating to the registrar and the paying agent, their obligations, the maintenance of a list of holders, transfers of Debt Securities, replacement of securities, payment (together with payment obligations under the Debt Securities), compensation and indemnity of the Trustee, replacement of the Trustee and repayment to the Company of excess money held by the Trustee or the paying Agent, shall survive until the Debt Securities are no longer outstanding. If the ruling from the

Internal Revenue Service or opinion of counsel referred to in clause (c)(2) above is based on or assumes that the Company's payment obligations under the Indenture or its payment obligations under the Debt Securities will continue (or is silent with respect thereto), then such discharge shall constitute only a "covenant defeasance" and, consequently, the Company shall remain liable for the payment of the Debt Securities. However, if and when a ruling from the Internal Revenue Service or opinion of counsel referred to in clause (c)(2) above is able to be provided specifically without regard to, and not in reliance upon, the continuance of the Company's payment obligations under the Indenture and its payment obligations under the Debt Securities, then the Company's payment obligations under the Indenture and the Debt Securities shall cease upon delivery to the Trustee of such ruling or opinion of counsel and compliance with the other conditions precedent provided for in clause (c) above relating to the satisfaction and discharge of the Indenture. In such a case (a "legal defeasance") holders would be able to look only to the trust fund for payment of principal or interest on the Debt Securities.

REGARDING THE TRUSTEES

     The Trustee with respect to the first series of Debt Securities, if any, will be identified in the Prospectus Supplement relating to such Debt Securities. Other Trustees may be designated for any subsequent series of Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein, contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; provided, however, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

     The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                         DESCRIPTION OF PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), and the certificate of designation (a "Certificate of Designation") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock. As of August 22, 1995, the Company had no shares of Preferred Stock outstanding.

GENERAL

     The Company has the authority to issue up to 10,000,000 shares of preferred stock, $.01 par value per share ("preferred stock of the Company," which term, as used herein, includes the Preferred Stock offered hereby). Under the Articles of Incorporation, the Board of Directors of the Company is authorized without further stockholder action to designate and provide for the issuance of such shares of preferred stock of the Company, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by the Board of Directors of the Company (as used herein the term "Board of Directors of the Company" includes any duly authorized committee thereof).

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights; (vii) whether depositary shares representing shares of such Preferred Stock will be offered and, if so, the fraction of a share of such Preferred Stock represented by each depositary share; and (viii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDEND RIGHTS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as are set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     Unless otherwise specified in the applicable Prospectus Supplement, so long as the shares of any series of the Preferred Stock are outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of the Company (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any class or series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations of stock of the Company, other than in Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

LIQUIDATION PREFERENCES

     Unless otherwise specified in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution to such series of the Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless otherwise provided in the applicable Prospectus Supplement, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

REDEMPTION

     A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

     In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default is made by the Company in providing for the payment of the redemption price plus cumulated and unpaid dividends, if any) dividends will cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) will cease.

     Unless otherwise specified in the applicable Prospectus Supplement, so long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of share shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

CONVERSION AND EXCHANGE RIGHTS

     The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock or the number of shares of another series of Preferred Stock to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the Prospectus Supplement.

VOTING RIGHTS

     Except as indicated in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares (as defined below) and Depositary Receipts (as defined below) does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of Preferred Stock which will be filed with the Commission in connection with the offering of any such series of Preferred Stock.

GENERAL

     The Company may, at its option, elect to offer fractional interest in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary to the public of receipts for depositary shares ("Depositary Shares"), each of which will represent fractional interests of a particular series of Preferred Stock (which will be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock).

     The shares of any series of Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of Depositary Shares will be entitled, in proportion to the applicable fractional interests in shares of Preferred Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock underlying such Depositary Shares (including dividend, voting, redemption, conversion and liquidation rights). Additionally, each owner of Depositary Shares is entitled to receive the shares of Preferred Stock underlying such Depositary Shares.

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement (the "Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional interests in shares of the related series of Preferred Stock in accordance with the terms of the offering for Preferred Stock described in the related Prospectus Supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion, as nearly as practicable, to the numbers of such Depositary Shares owned by such holders on the relevant record date, subject to any applicable tax withholding. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale of such property and distribution of the net proceeds from such sale to such holders, subject to any applicable tax withholding.

     Any subscription or similar rights offered by the Company to holders of Preferred Stock will be made available to the holders of Depositary Shares in such manner as the Depositary may determine, with the approval of the Company.

REDEMPTION OF DEPOSITARY SHARES

     If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys, securities or other property payable upon such redemption and any money, securities or other property to which the holders of such Depositary Shares were entitled, including any accrued and unpaid dividends payable in connection with such redemption, upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING OF PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled, subject to any applicable restrictions, to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so.

AMENDMENT AND TERMINATION OF DEPOSITARY AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares than outstanding. A Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of any Preferred Stock and any redemption of such Preferred Stock. Holders of Depositary

Shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the applicable Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

                          DESCRIPTION OF COMMON STOCK

     The Company has authority to issue up to 50,000,000 shares of Common Stock, par value $.01 per share. As of August 22, 1995, there were 18,182,600 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire Board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

     The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available thereof and subject to prior dividend rights of holders of any shares of preferred stock of the Company which may be outstanding. Upon liquidation or dissolution of the Company subject to prior liquidation rights of the holders of preferred stock of the Company, the holders of Common Stock are entitled to receive on a pro rata basis the remaining assets of the Company available for distribution. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. KeyCorp Shareholder Services, Inc. acts as transfer agent and registrar for the Common Stock.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants to purchase Debt Securities ("Debt Warrants"), as well as Warrants to purchase Preferred Stock or Common Stock ("Equity Warrants") (together, the "Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to Warrants being offered pursuant thereto. As of August 22, 1995, the Company has no Warrants outstanding.

DEBT WARRANTS

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants ("Debt Warrant Certificates"), including the following: (1) the title of such Debt Warrants;
(2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant; (8) the date on which the right to exercise such Debt Warrants will commence, and the date on which such right will expire; (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (10) a discussion of any material federal income tax considerations; and (11) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

     Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payment of principal of or any premium or interest on the Debt Securities purchasable upon such exercise.

EQUITY WARRANTS

     The applicable Prospectus Supplement will describe the following terms of Equity Warrants offered thereby: (1) the title of such Equity Warrants; (2) the Securities (i.e. Preferred Stock or Common Stock) for which such Equity Warrants are exercisable; (3) the price or prices at which such Equity Warrants will be issued; (4) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Equity Warrants are issued, and the number of such Equity Warrants issued with each such share of Preferred Stock or Common Stock;
(5) if applicable, the date on and after which such Equity Warrants and the related Preferred Stock or Common Stock will be separately transferable; (6) if applicable, a discussion of any material federal income tax considerations; and
(7) any other terms of such Equity Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Equity Warrants.

     Holders of Equity Warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as stockholders of the Company.

     The exercise price payable and the number of shares of Common Stock of Preferred Stock purchasable upon the exercise of each Equity Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock or Preferred Stock or a stock split, reverse stock split, combination, subdivision or reclassification of Common Stock or Preferred Stock. In lieu of adjusting the number of shares of Common Stock or Preferred Stock purchasable upon exercise of each Equity Warrant, the Company may elect to adjust the number of Equity Warrants. No adjustments in the number of shares purchasable upon exercise of the Equity Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. The Company may, at its option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of Equity Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of the Company as an entirety or substantially as an entirety, the holder of each outstanding Equity Warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock of Preferred Stock into which such Equity Warrant was exercisable immediately prior thereto.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder to purchase for cash such principal amount of Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

     Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters, which may include Salomon Brothers Inc, for public offering and sale in the United States or Canada by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

     Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

     If so indicated in the Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than the amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by the institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount specified in the applicable Prospectus Supplement. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Securities pursuant to Contracts accepted by the Company.

     The rules of the Commission generally prohibit underwriters and other members of the selling group from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an underwriter or other member of the selling group to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters and other members of the selling group may engage in passive market making in the Company's Common Stock during the cooling off period.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement.

                                    EXPERTS

     The financial statements of FirstMiss Gold Inc. as of June 30, 1995 and 1994, and for each of the years in the three-year period ended June 30, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL IS NOT AUTHORIZED, OR IN WHICH THE PERSON IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-3
Risk Factors..........................   S-6
Use of Proceeds.......................  S-13
Capitalization........................  S-13
Price Range of Common Stock and
  Dividends...........................  S-14
Selected Financial and Operating
  Data................................  S-15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-16
The Company...........................  S-21
Description of Common Stock...........  S-28
Underwriting..........................  S-29
Legal Matters.........................  S-30
Experts...............................  S-30
                 PROSPECTUS
Available Information.................     2
Information Incorporated by
  Reference...........................     2
The Company...........................     3
Risk Factors..........................     3
Use of Proceeds.......................     3
Ratios of Earnings to Fixed Charges
  and Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends...........................     4
General Description of Securities.....     5
Description of Debt Securities........     5
Description of Preferred Stock........    12
Description of Depositary Shares......    15
Description of Common Stock...........    17
Description of Warrants...............    17
Plan of Distribution..................    19
Legal Matters.........................    20
Experts...............................    20

                                6,500,000 SHARES

                              FIRSTMISS GOLD INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                         NESBITT BURNS SECURITIES INC.
                              SALOMON BROTHERS INC
                            SCOTIAMCLEOD (USA) INC.
                             S.G.WARBURG & CO. INC.
                        TORONTO DOMINION SECURITIES INC.
                               NOVEMBER 15, 1995

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